W I L L I A M S     ♦     S C H I F I N O
WILLIAMS SCHIFINO MANGIONE & STEADY P.A.
ATTORNEYS AT LAW
March 26, 2007
Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
United States
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, DC 20549

RE:	Tutogen Medical, Inc.
Registration Statement on Form S-1
Filed December 29, 2006
File No. 333-139738
Form 10-K for the Fiscal Year Ended
September 30, 2006
Filed December 29, 2006
File No. 1-16069
Dear Ms. Jenkins:
     This firm represents Tutogen Medical, Inc. and we have been requested to respond to the staff’s letter of March 20, 2007. It would appear that there are two legal issues involved:
•	The remote possibility of the Company having to effect a cash settlement; and

•	Whether an effective registration statement must be on file with the Commission in order for Warrant holders to exercise Warrants.
     1. You state in the staff’s letter that “Although these provisions explore the likely results for the Warrant holders, they do not address whether the Company may be required to net cash settle the Warrants...” The Warrant Agreement provides that (i) at any time or times on or after the Initial Exercise Date (June 30, 2006) and on or before the Termination Date (June 30, 2009), the Warrant is exercisable by paying the aggregate Exercise Price of the shares being purchased and (ii) if at any time after one (1) year from the date of issuance, there is no effective Registration Statement registering the resale of the Warrant shares by Holder, then the Warrant may also be exercised at such time by means of a “cashless exercise.” The approach to interpreting a complete, unambiguous contract is well-settled. Where the language used is precise, the instrument speaks for itself and there is no need for judicial interpretation or the admission of parole evidence. Asher v Farb Systems, Inc.,

Ms. Tia Jenkins
March 26, 2007
Page Two
256 Ill App 3d 792, 630 NE2d 443 (1st D 1993). Under the “plain meaning’’ doctrine, a court may not look outside the four corners of the contract to determine whether an ambiguity exists. The Registration Rights Agreement and Warrant are complete and unambiguous, not susceptible to conflicting interpretations and no material terms missing. Accordingly, the Agreements should be given their plain meaning and no presumption of a potential cash settlement is applicable.
     2. With regard the necessity of an effective registration statement, one must look to the Registration Rights Agreement, a copy of which was filed on July 6, 2006 as Exhibit 4.1 to the Company’s Form 8-K Report reporting the transaction in question. Section 2 (a) of the Agreement states:
     “Subject to the terms of this Agreement, the Company shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event prior to the Effectiveness Date, and shall use its commercially reasonable efforts to keep the Registration Statement continuously effective under the Securities Act for a period not exceeding the earlier of (i) the date on which all Registrable Securities have been sold or cease to be outstanding, and (ii) the date on which all Registrable Securities may be sold without volume restrictions pursuant to Rule 144 (k)...”
     Please note the phrase “...shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective...” This we believe cannot properly be interpreted as granting the holder of the Warrant any right to a net cash settlement if a Registration Statement is not ordered effective.
     Please feel free to contact the undersigned if you have any questions relating to the above.
Yours truly,

/s/ William J. Schifino, Sr.
William J. Schifino, Sr., Esq.

cc:	Lee Robert Johnston, Jr.
Tutogen Medical, Inc.